Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change: October 3, 2018

Item 3	News Release

October 4, 2018 disseminated through CNW Group and SEDAR filed .

Item 4	Summary of Material Change

At the Company’s Annual General Meeting held on October 3, 2018, two new directors were elected to the Board of Directors, being Michael Kidd, current CFO and Secretary, and Skyler Pinnick.

Item 5.1	Full Description of Material Change

See attached News Release dated October 4, 2018 for full particulars.

For clarification, the Company’s officers and directors are now comprised as follows:

Robert Cheney, CEO, President and Director
Michael Kidd, CFO, Secretary and Director
Leonard Werden, Director
Christopher Cherry, Director
Keturah Nathe, Director
D. Bruce Macdonald, Director
Skyler Pinnick, Director

Item 5.2	Disclosure for Restructuring Transactions: N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102: N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer	Robert Cheney, CEO
Phone: (604) 336-8613

Item 9	Date of Report

DATED this 4th day of October, 2018.

Per:	SIGNED: “ Robert Cheney”
Robert Cheney, Chief Executive Officer

C21 Investments appoints Michael Kidd and Sky Pinnick to Board of Directors
Appointments were approved at the cannabis company’s annual meeting

VANCOUVER, October 4, 2018 – C21 Investments (CSE: CXXI; FSE: C6QP) today announced that shareholders have approved the appointment of Michael Kidd and Sky Pinnick to its Board of Directors.

Michael Kidd, CPA, CA, is currently the Chief Financial Officer of C21 Investments. A native of Vancouver with international experience, Kidd brings an extensive background in finance with privately held firms in a variety of industries ranging from forestry to online retailing. Before joining C21 Investments, Kidd was Chief Operating Officer and Chief Financial Officer at E.C.S. Electrical Cable Supply Ltd., a privately held leading distributor with operations in Canada and Dubai.

Sky Pinnick is CEO of Phantom Farms, a Clean Green certified cannabis cultivation company founded in 2008. C21 Investments and Phantom signed a letter of intent in June 2018. Pinnick’s appointment reflects the commitment of both parties to finalize the transaction and unlock the value of the Phantom brand nationally. Pinnick began his career as a Producer and Senior Designer at Microsoft Studios. In 2000, he started his own video company producing award winning films including Boom Varietal (2011) and Down Days (2008). Sky also produces a one-hour TV show for NBC Sports called Rally America and works as a commercial Director for companies such as Facebook, Nike, Garmin, and PetSmart.

“Everyone involved in C21 is extremely pleased to welcome Sky and Michael to the C21 Board,” said Robert Cheney, President and Chief Executive Officer, C21 Investments. “Michael has a very strong background with rich and varied experience in finance and operations. Sky adds deep knowledge of the USA cannabis industry gained from building Phantom Farms into one of the leading cultivation operations and most coveted consumer brands in Oregon."

ABOUT C21 INVESTMENTS
C21 Investments Inc. (CSE: CXXI; FSE: C6QP) is a U.S. focused vertically integrated cannabis corporation that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. C21’s current and announced operations currently comprise Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies, Eco Firma Farms, and Grön Chocolate and Grön Confections in Oregon, and five dispensaries in two states. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Keturah Nathe
S2C Inc.	Director, C21 Investments
david@strategy2communications.com	knathe@cxxi.ca
+1 416 727-1858	+1 604 718-2800 # 312

The CSE has not accepted responsibility for the adequacy or accuracy of this release.